Exhibit (a)(1)(R)

On January __, 2024

Re: Unvested Company RSAs and Unexercised Company Share Options

Dear Sir/Madam,

Reference is made to the cash tender offer initiated by Renesas Electronics Europe GmbH, a limited liability company incorporated under the laws of Germany (Gesellschaft mit beschränkter Haftung – GmbH) (the “Purchaser”), relating to all the ordinary shares (the “Company Shares”) of Sequans Communications S.A., a public limited company (société anonyme) organized under the laws of France, whose registered office is located at Les Portes de la Défense - 15-55 Boulevard Charles de Gaulle 92700 Colombes (France) registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (the “Company”) (including American depositary shares representing ordinary shares (“ADSs”)) for a price of $0.7575 per Company Share and $3.03 per ADS (the “Offer”) pursuant to a Memorandum of Understanding dated August 4, 2023 between the Company and Renesas Electronics Corporation, a Japanese corporation (the “MoU”).

As at the date hereof, you hold one or more of the following:

•

an actions gratuites award (a “Company RSA”) that was issued pursuant to a restricted share award plan of the Company and which Company RSA is not yet vested under its terms (an “Unvested Company RSA”);

•	Company Shares or ADSs that were issued pursuant to a Company RSA; and/or

•	options to subscribe for Company shares or ADSs issued pursuant to a stock option subscription plan of the Company (the “Company Share Options”).

The Company has decided, subject to the satisfaction of the conditions set out in the MoU (including in particular the satisfaction of the Minimum Condition, as defined by article 8.1 of the MoU) and the consummation of the Offer, to cancel your outstanding Unvested Company RSAs and Company Share Options and to pay you in return, on an exceptional basis and in compensation for the cancellation of your Unvested Company RSAs, a cash bonus (the payment of which will be deferred, based on the vesting periods of your Company RSAs, i.e. if you were supposed to receive Company Shares in June 2024 and in December 2024, you would receive your deferred bonus in June 2024 and December 2024, the amount of which would be equivalent to the value of the Company Shares you would have received).

Please note that all your Company Share Options are “out-of-the-money” (their exercise price is higher than the price offered by the Purchaser in the context of the Offer) and therefore, those would be cancelled without any compensation and will not be taken into consideration for the determination of the amount of your cash bonus.

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

Consequently, we have enclosed in Exhibit a copy of the cancellation agreement (the “Cancellation Agreement”) in relation to your outstanding Unvested Company RSAs and Company Share Options. In addition, this Cancellation Agreement provides that you irrevocably undertake, conditional on the consummation of the Offer, to transfer to Purchaser all Company Shares or ADSs owned by you as of the date hereof and, to the extent applicable, all additional Company Shares or ADSs of which you may acquire ownership prior to the time of Purchaser’s acceptance and payment for Company Shares tendered in the Offer, including as a result of the exercise of vested Company Share Options or the vesting of Company RSAs.

Details of the Offer and on how your Company Shares may be tendered to the Offer can be found here:

https://www.sec.gov/Archives/edgar/data/1383395/000119312523231944/d543505dex99a1a.htm;

and here: https://www.sec.gov/Archives/edgar/data/1383395/000119312523231948/d535148dsc14d9.htm#toc535148_3.

The sale of your Company Shares and ADSs and the effectiveness of the Cancellation Agreement are subject to the satisfaction of the conditions set forth in this letter and those described in the Cancellation Agreement, including the satisfaction of the Minimum Condition (as defined by article 8.1 of the MoU).

The tax implications of tendering your Company Shares in the Offer, cancelling your Unvested Company RSAs and cancelling your Company Shares Options are complex and you are encouraged to consult with your own legal and tax advisors, accountant, and/or financial advisor before entering into the Cancellation Agreement or tendering your Company Shares in the Offer.

Finally, you will separately and individually receive a bonus letter specifying the amount of your cash bonus, its calendar of payment(s) and the Cash Bonus Standard Terms.

We would be grateful if you would please execute and deliver the attached Cancellation Agreement electronically and return it to us as soon as possible and in any event no later than February 5, 2024, 11:59pm (NYC time).

Yours sincerely,

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

SEQUANS COMMUNICATIONS S.A.
represented by Deborah Choate, duly authorized
pursuant to a power of attorney granted by Georges Karam

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

EXHIBIT

CANCELLATION AGREEMENT

SEQUANS Communications – Société Anonyme au capital de 2.462.620,04 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

CANCELLATION AGREEMENT

(CHINA)

THIS AGREEMENT is made on

BETWEEN

Sequans Communications S.A., a French limited company (société anonyme) with its registered office at Les Portes de la Défense - 15-55 Boulevard Charles de Gaulle 92700 Colombes (France), registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (including any successor thereto, the Company);

AND

The Beneficiary party to this Agreement and set out on the signature page (the Beneficiary).

BACKGROUND

(A)

The Beneficiary is providing services to the Company pursuant to the terms of that certain Labor Service Contract entered into between Shanghai Foreign Service Co., Ltd. and Sequans Communications Shanghai Representative Office, dated 1 May 2010.

(B)

The Company’s American Depositary Shares (the ADSs) are admitted to trading on the New York Stock Exchange, with each ADS representing four (4) ordinary shares, nominal value of €0.01 per share, of the Company (the Company Shares).

(C)

On August 4, 2023, the Company signed a memorandum of understanding (as amended from time to time in accordance with its terms, the MoU) with Renesas Electronics Corporation, a Japanese corporation, with its registered office at 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan, registered under number 0200-01-075701 (the Parent), under which Parent undertakes, through a tender offer governed by the laws of the United States of America and initiated by an affiliate of Parent, to purchase with cash, subject to certain conditions set forth in the MoU, all outstanding Company Shares and ADSs issued by the Company for USD 0.7575 per Company Share and USD 3.03 per ADS (the Offer).

(D)

The Company established several restricted share award plans (the Company RSA Plans), which Company RSA Plans provide for the issuance of actions gratuites awards entitling the holder to receive Company Shares in connection with (and no sooner than) the vesting thereof (the Company RSAs).

(E)

As of 17 December 2023, the Beneficiary holds the Company RSAs set out at Appendix 1 hereto (together, if any, with any other Company RSAs held by Beneficiary or granted to Beneficiary after the date hereof, the Concerned RSAs, and the Company Shares issuable pursuant to the Concerned RSAs, the Concerned Shares).

(F)

The Company established several stock option subscription plans (the Company Share Option Plans), which Company Share Option Plans provide for the grant of options to subscribe for Company Shares and ADSs (the Company Share Options).

(G)

As of 17 December 2023, the Beneficiary benefits from the Company Share Options set out at Appendix 2 hereto (together, if any, with any other Company Shares Options held by Beneficiary, the Concerned Share Options and together with the Concerned RSAs and the Concerned Shares, the Concerned Securities).

(H)

Insofar as is necessary, it is specified for all practical purposes that this Agreement shall apply to any Concerned Securities issued or granted by the Company, as well as any legal successor thereto.

(I)

In connection with, and conditioned on the consummation of, the Offer, the Company has requested that the Beneficiary acknowledges this cancellation and surrenders all rights in the Concerned RSAs and the Concerned Share Options as set forth in this cancellation agreement (the Agreement).

IT IS AGREED AND DETERMINED AS FOLLOWS:

1.	Tender shares

Beneficiary hereby agrees to validly tender (or cause to be validly tendered) into the Offer all Company Shares or ADSs owned by Beneficiary as of the date of this Agreement and, if any, all additional Company Shares or ADSs of which Beneficiary acquires ownership prior to the time of Purchaser’s acceptance and payment for Company Shares tendered in the Offer, including as a result of the exercise of vested Company Share Options or the vesting of Company RSAs.

2.	Cancellation and Surrender

Subject to the consummation of the Offer, the Beneficiary acknowledges the cancellation of the Concerned RSAs and the Concerned Share Options by the Company and irrevocably and unconditionally surrenders, for nil consideration, all rights the Beneficiary has or may have under or in connection with the Concerned RSAs and the Concerned Share Options.

3.	Further Assurance

The Beneficiary agrees, at the cost of the Company, to execute all such documents and do all such acts and things as the Company may, at any time after the date of this Agreement, reasonably require to give effect to the provisions of this Agreement (always subject to the consummation of the Offer).

4.	Waiver of Claims

Subject to the consummation of the Offer, the Beneficiary agrees that the terms of this Agreement are in full and final settlement of all and any claims or rights of action that the Beneficiary has or may have against the Company or the Beneficiary’s employer or their officers or employees arising out of or in connection with the Concerned RSAs and/or the Concerned Share Options, or the surrender of the Beneficiary’s rights to the Concerned RSAs and the Concerned Shares Options, whether under law, contract, statute or otherwise, whether such claims are, or could be, known to the Beneficiary or in their contemplation at the date of this Agreement, in any jurisdiction, but excluding any claims by the Beneficiary to enforce this Agreement.

5.	Entire Agreement

5.1.

This Agreement constitutes the entire agreement between the parties relating to the subject matter of this Agreement and, unless expressly otherwise provided, supersedes any previous draft, agreement, arrangement or understanding, undertaking, representation, warranty, whether in writing or not, in relation to the matters dealt with in this Agreement.

5.2.	No amendment of this Agreement shall be valid unless it is made in writing and duly executed by or on behalf of the parties.

6.	Severability

If any provision of this Agreement is held to be or become illegal, invalid or unenforceable, in whole or in part, under any law, for any reason whatsoever, it shall not affect the legality, validity or enforceability of the other provisions of this Agreement and in such case, the parties will consult with each other and use all reasonable efforts to agree a replacement provision with a legal, valid and enforceable substitute of equivalent intended effect of such provision.

7.	Electronic signature

The parties acknowledge and agree that this Agreement may be entered into by a party in writing in electronic form. In such instance, the parties agree that:

7.1.

in accordance with the terms of Article 1366 of the French Civil Code, it is signed electronically by means of a reliable identification process implemented by DocuSign®, guaranteeing the link between each signature and this Agreement in accordance with the provisions of Article 1367 of the French Civil Code;

7.2.

this Agreement has the same enforceability as a hard-copy written document pursuant to the provisions of Article 1366 of the French Civil Code and shall be validly invoked to evidence such enforceability;

7.3.

this electronic signature has the same legal enforceability as their handwritten signature and give certainty (date certaine) to the date of/attributed to the signing of this Agreement by the DocuSign services;

7.4.

the requirement of having one (1) original copy of the Agreement for each party shall be deemed to be fulfilled if this Agreement electronically signed is established and stored pursuant to Articles 1366 and 1367 of the French Civil Code and this process allows each party to be provided with a copy of this Agreement on a material format or to have access to a copy of this Agreement, pursuant to the provisions of Article 1375 of the French Civil Code; and

7.5.	this Agreement shall take effect on the date hereof.

8.	Governing Law and Jurisdiction

8.1.

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it, its subject matter or its formation, shall be governed by and construed in accordance with the laws of France.

8.2.

The courts of France shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement or its subject matter or formation.

SEQUANS COMMUNICATIONS S.A. represented by Deborah Choate, duly authorized pursuant to a power of attorney granted by Georges Karam	{{ Name }} born on {{ DOB }} of {{ Citizenship }} nationality residing {{ Address }} e-mail address: {{ docusign_signer1_email }} THE BENEFICIARY

APPENDIX 1

Number of Company RSAs as of 17 December 2023

Name of Company RSA Plan	Number of Company RSAs
RSA Plan 2020-1	{{ RSA_Plan_2020_1 }}
RSA Plan 2021-1	{{ RSA_Plan_2021_1 }}
RSA Plan 2022-1	{{ RSA_Plan_2022_1 }}

APPENDIX 2

Number of Company Share Options as of 17 December 2023

Name of Company Share Option Plan	Number of Company Share Options
SO Plan 2014-1	{{ SO_Plan_2014_1 }}
SO Plan 2015-1	{{ SO_Plan_2015_1 }}